Exhibit 99.2

THIRD SUPPLEMENTAL TRUST INDENTURE

This Third Supplemental Trust Indenture is entered into as of the 9th day of July, 2009 among:

ADVANTAGE ENERGY INCOME FUND, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the “Trust”)

- and -

ADVANTAGE OIL & GAS LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “AOG” or the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta in its capacity as trustee under a trust indenture dated July 8, 2003 with the Trust and the Corporation (hereinafter called the “Debenture Trustee”)

WITNESSETH THAT:

WHEREAS the Trust, the Corporation and the Debenture Trustee entered into an indenture (the “Original Indenture”) dated July 8, 2003 to provide for the creation and issuance of debentures for the Trust’s investment purposes;

AND WHEREAS Article 16 of the Original Indenture provides that the Debenture Trustee and the Trust may enter into indentures supplemental to the Original Indenture;

AND WHEREAS the Trust, the Corporation and the Debenture Trustee entered into a first supplemental indenture to the Original Indenture dated December 2, 2003 to provide for the creation and issuance of Series 2, 8.25% convertible unsecured subordinated debentures (the “First Supplemental Indenture”);

AND WHEREAS on September 14, 2004 the Trust, the Corporation and the Debenture Trustee entered into a second supplemental indenture (the “Second Supplemental Indenture” and collectively with the Original Indenture and the First Supplemental Indenture, the “Indenture”) to the Original Indenture to create and issue third and fourth series of debentures being 7.50% extendible convertible unsecured subordinated debentures (the “7.50% Debentures”) due November 1, 2004, or, in certain circumstances, October 1, 2009 and 7.75% extendible convertible unsecured subordinated debentures (the “7.75% Debentures”) due November 1, 2004, or, in certain circumstances, December 1, 2011, respectively, (unless the context indicates otherwise the 7.50% Debentures and 7.75% Debentures are collectively referred to herein as the “Debentures”);

AND WHEREAS pursuant to an arrangement among Advantage and AOG effective July 9, 2009, among other things, AOG wishes to assume the rights, covenants and obligations of Advantage under the Indenture in accordance with the terms thereof;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Trust and AOG and this Supplemental

Indenture, valid, binding and legal obligations of the Trust and AOG with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and AOG and not by the Debenture Trustee.

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1                                                                               Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture and, in addition, in this Supplemental Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, “Common Shares” means common shares of AOG.

1.2                                                                               Amendments to Indenture

(a)                                                                                  This Supplemental Indenture is supplemental to the Indenture and the Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Debentures as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument.  The Indenture is and shall remain in full force and effect with regards to all matters governing the Initial Debentures and with regards to all matters governing the Debentures, except as the Indenture is amended, superseded, modified or supplemented by this Supplemental Indenture.  Any references in the text of this Supplemental Indenture to section numbers, article numbers, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to the Indenture unless otherwise qualified.

(b)                                                                                 As of and from the date hereof, the Indenture is amended by replacing Advantage with its Successor, AOG.

(c)                                                                                  As of and from the date hereof, the Indenture is amended by removing Advantage as a party to the Indenture.

(d)                                                                                 References to “Advantage Unit” or “Trust Unit” in the Indenture shall be changed to refer to “Common Share”.

(e)                                                                                  Reference to “Unit” in the Indenture shall be changed to refer to “Share”.

(f)                                                                                    References to unitholder or unitholders in the Indenture shall be changed to refer to shareholder or shareholders, as applicable.

(g)                                                                                 Section 17.2 of the Indenture be deleted in its entirety.

(h)                                                                                 The form of certificate for the 7.50% Debenture shall be replaced with the form substantially as set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of

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any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of AOG executing such 7.50% Debenture in accordance with the Indenture.

(i)                                                                                     The form of certificate for the 7.75% Debenture shall be replaced with the form substantially as set out in Schedule B, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of AOG executing such 7.75% Debenture in accordance with the Indenture.

ARTICLE 2
SUCCESSOR ENTITY

2.1                                                                               Assumption of Obligations

AOG hereby covenants and agrees to assume and does assume all of the rights, covenants and obligations of the Trust in and to the Indenture and all of the covenants and obligations of the Trust under the Debentures as and from the date hereof. Without limiting the generality of the foregoing, from and after the date hereof, the Debentures will be valid and binding obligations of AOG entitling the holders thereof, as against AOG, to all rights of Debentureholders under the Indenture.

ARTICLE 3
ADDITIONAL MATTERS

3.1                                                                               Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2                                                                               Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.3                                                                               Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

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3.4                                                                               Execution by AOG

The parties hereto acknowledge that AOG is entering into this Third Supplemental Indenture, on its own behalf and on behalf of Advantage in its capacity as administrator of Advantage, and the obligations of Advantage hereunder shall not be personally binding upon the administrator or any registered or beneficial holder of units of Advantage, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of Advantage arising hereunder or arising in connection herewith or from the matters to which this Third Supplemental Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the “Trust Fund” (as defined in the trust indenture of Advantage).

3.5                                                                               Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

ADVANTAGE ENERGY INCOME FUND, by its administrator, ADVANTAGE OIL & GAS LTD.

By:	(signed) “Andy Mah”

ADVANTAGE OIL & GAS LTD.

By:	(signed) “Craig Blackwood”

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) “Dan Sander”

By:	(signed) “Karen Biscope”

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SCHEDULE “A”
TO THE THIRD SUPPLEMENTAL TRUST INDENTURE AMONG
ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND
COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF 7.50% DEBENTURE

THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) Advantage Oil & Gas Ltd. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.  This certificate is issued pursuant to a Book Entry Only Securities Services Agreement between Issuer and CDS, as such agreement may be replaced or amended from time to time.

CUSIP/ISIN: 00765FAB7/CA 00765FAB72

No. 01	$52,268,000

ADVANTAGE OIL & GAS LTD.

(A corporation amalgamated under the laws of Alberta)

7.50% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
DUE NOVEMBER 1, 2004 (OCTOBER 1, 2009, IF EXTENDED)

ADVANTAGE OIL & GAS LTD. (“AOG”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Original Indenture”) dated as of July 8, 2003, as amended and supplemented by the second supplemental indenture (the “Second Supplemental Indenture”) dated as of September 14, 2004 among Advantage Energy Income Fund (the “Trust”), AOG and Computershare Trust Company of Canada (the “Debenture Trustee”), as and supplemented by the third supplemental indenture (the “Supplemental Indenture” and together with the Original Indenture and the Second Supplemental Indenture, the “Indenture”) dated as of September 14, 2004 among the Trust, AOG and the Debenture Trustee by promises to pay to the registered holder hereof on October 1, 2009 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Supplemental Indenture (the “Maturity Date”) the principal sum of Fifty Two Million Two Hundred Sixty Eight Thousand Dollars ($52,268,000) in lawful money of Canada on presentation and surrender of this Debenture (as defined herein) at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and the Supplemental Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.50% per annum, in like money, in arrears in equal (with the exception of the first interest payment which will include interest from September 14, 2004 to but excluding April 1, 2005 as set forth below) semi-annual instalments (less any tax required by law to be deducted) of $40.8904 per $1,000 of principal amount of the Debentures on April 1  and October 1 in each year commencing on April 1, 2005 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should AOG at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.  The first interest payment will include interest accrued from and including September 14, 2004 to, but excluding April 1, 2005, which will be equal to $40.8904 for each $1,000 principal amount of the Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

This Debenture is one of the 7.50% Extendible Convertible Unsecured Subordinated Debentures (referred to herein as the “Debenture”) of AOG issued or issuable in one or more series under the provisions of the Indenture. The Debentures authorized for issue immediately are limited to an aggregate principal amount of $75,000,00 in lawful money of Canada.  Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of AOG and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of $20.25 (the “Conversion Price”) per Common Share, being a rate of approximately 49.3827 Common Shares for each $1,000 principal amount of Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture.  No Debentures may be converted during the three Business Days preceding and including April 1 and October 1 in each year, commencing April 1, 2004, as the registrars of the Debenture Trustee will be closed during such periods.  The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, AOG will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.  Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

This Debenture may be redeemed at the option of AOG on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Debenture is not redeemable on or before October 1, 2007, except in the event of the satisfaction of certain conditions after a Change of Control has occurred.  After October 1, 2007, and on or prior to October 1, 2008, the Debentures are redeemable at the option of AOG at a price equal to $1,050 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, AOG shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture.  After October 1, 2008, and prior to maturity, the Debentures are redeemable at the option of AOG at a price equal to $1,025 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, AOG shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture.  After December 1, 2009 and prior to maturity, the Debentures are redeemable at the option of AOG at a price equal to $1,000 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, AOG shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. AOG may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of AOG, AOG is required to make an offer to purchase all of the Debentures at a price equal to 101% of the principal amount of such Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Debentures are so repurchased (the “Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date AOG provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, AOG shall redeem all the remaining outstanding Debentures on the same date and at the same price.

If a takeover bid for Debentures, within the meaning of the Applicable Securities Legislation, is made and 90% or more of the principal amount of all the debentures issued pursuant to the Indenture (other than debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the debentures issued pursuant to the Indenture.

AOG may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this Debenture to be paid for in Common Shares pursuant to the exercise by AOG of the Share Repayment Right by 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of AOG, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions that AOG may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Debentures, perform residency searches of holders of Debentures and beneficial holders of Debentures mailing address lists and take such other steps specified by AOG to determine or estimate as best possible the residence of the beneficial owners of Debentures.  If at any time the board of directors of AOG, in its sole discretion, determines that it is in the best interest of AOG, AOG may: (i) require the Debenture Trustee to refuse to accept a subscription for the Debentures from, or issue or register a transfer of Common Shares to, a person unless the person provides a declaration to AOG that the Debentures to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non resident of Canada; (ii) to the extent practicable in the circumstances, send a notice to registered holders of the Debentures which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such Debentures beneficially owned by non-residents of Canada or in such other manner as AOG may consider equitable and practicable, requiring them to sell their Debentures which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days.  If the holders of Debentures receiving such notice have not sold the specified number of such Debentures or provided AOG with satisfactory evidence that such Debentures are not beneficially owned by non-residents within such period, AOG may, on behalf of such registered holder of Debentures, sell such Debentures and, in the interim, suspend the rights attached to such Debentures; and (iii) take such other actions as the board of directors of AOG determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Debentures held by non-residents to ensure that AOG is not maintained primarily for the benefit of non-residents of Canada.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares, officers and directors of AOG or the trustee, manager and other agents of AOG in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as AOG with the approval of the Debenture Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture and the Supplemental Indenture.

IN WITNESS WHEREOF ADVANTAGE OIL & GAS LTD. has caused this Debenture to be signed by its authorized representatives as of the 9th day of July, 2009.

ADVANTAGE OIL & GAS LTD.

By:

Countersigned by:

COMPUTERSHARE TRUST COMPANY
OF CANADA, as Debenture Trustee

(FORM OF DEBENTURE TRUSTEE’S CERTIFICATE)

This Debenture is one of the 7.50% Extendible Convertible Unsecured Subordinated Debentures due November 1, 2004 (October 1, 2009, if extended) referred to in the Supplemental Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                                     , whose address and social insurance number, if applicable, are set forth below, this Debenture (or $                             principal amount hereof*) of ADVANTAGE OIL & GAS LTD. standing in the name(s) of the undersigned in the register maintained by AOG with respect to such Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:
Address of Transferee:
(Street Address, City, Province and Postal Code)
Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Debenture is transferable only in its entirety) to be transferred.

1.                                       The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.                                       The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1”
TO CDS GLOBAL DEBENTURE

ADVANTAGE OIL & GAS LTD.

7.50% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE NOVEMBER 1, 2004 (OCTOBER 1, 2009, IF EXTENDED)

Initial Principal Amount: $52,268,000	CUSIP/ISIN: 00765FAB7/CA 00765FAB72

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE “B”
TO THE THIRD SUPPLEMENTAL TRUST INDENTURE AMONG
ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND
COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF 7.75% DEBENTURE

THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) Advantage Oil & Gas Ltd. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.  This certificate is issued pursuant to a Book Entry Only Securities Services Agreement between Issuer and CDS, as such agreement may be replaced or amended from time to time.

CUSIP/ISIN: 00765FAC5/CA 00765FAC55

No. 01	$46,766,000

ADVANTAGE OIL & GAS LTD.

(A corporation amalgamated under the laws of Alberta)

7.75% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
DUE NOVEMBER 1, 2004 (DECEMBER 1, 2011, IF EXTENDED)

ADVANTAGE OIL & GAS LTD. (“AOG”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Original Indenture”) dated as of July 8, 2003, as amended and supplemented by the second supplemental indenture (the “Second Supplemental Indenture”) dated as of September 14, 2004 among Advantage Energy Income Fund (the “Trust”), AOG and Computershare Trust Company of Canada (the “Debenture Trustee”), as and supplemented by the third supplemental indenture (the “Supplemental Indenture” and together with the Original Indenture and the Second Supplemental Indenture, the “Indenture”) dated as of September 14, 2004 among the Trust, AOG and the Debenture Trustee by promises to pay to the registered holder hereof on December 1, 2011 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Supplemental Indenture (the “Maturity Date”) the principal sum of Forty Six Million Seven Hundred Sixty Six Thousand Dollars ($46,766,000) in lawful money of Canada on presentation and surrender of this Debenture (as defined herein) at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and the Supplemental Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.75% per annum, in like money, in arrears in equal (with the exception of the first interest payment which will include interest from September 14, 2004 to but excluding June 1, 2005 as set forth below) semi-annual instalments (less any tax required by law to be deducted) of $55.2055 per $1,000 of principal amount of the Debentures on June 1 and December 1 in each year commencing on June 1, 2005 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should AOG at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.  The first interest payment will include interest accrued from and including September 14, 2004 to, but excluding June 1, 2005, which will be equal to $55.2055 for each $1,000 principal amount of the Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

This Debenture is one of the 7.75% Extendible Convertible Unsecured Subordinated Debentures (referred to herein as the “Debenture”) of AOG issued or issuable in one or more series under the provisions of the Indenture. The Debentures authorized for issue immediately are limited to an aggregate principal amount of $50,000,000 in lawful money of Canada.  Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of AOG and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of $21.00 (the “Conversion Price”) per Common Share, being a rate of approximately 47.6190 Common Shares for each $1,000 principal amount of Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture.  No Debentures may be converted during the three Business Days preceding and including June 1 and December 1 in each year, commencing June 1, 2004, as the registrars of the Debenture Trustee will be closed during such periods.  The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, AOG will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.  Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

This Debenture may be redeemed at the option of AOG on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Debenture is not redeemable on or before December 1, 2007, except in the event of the satisfaction of certain conditions after a Change of Control has occurred.  After December 1, 2007, and on or prior to December 1, 2008, the Debentures are redeemable at the option of AOG at a price equal to $1,050 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, AOG shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture.  After December 1, 2008, and prior to December 1, 2009, the Debentures are redeemable at the option of AOG at a price equal to $1,025 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, AOG shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture.  After December 1, 2009 and prior to maturity, the Debentures are redeemable at the option of AOG at a price equal to $1,000 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, AOG shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. AOG may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of AOG, AOG is required to make an offer to purchase all of the Debentures at a price equal to 101% of the principal amount of such Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Debentures are so repurchased (the “Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date AOG provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, AOG shall redeem all the remaining outstanding Debentures on the same date and at the same price.

If a takeover bid for Debentures, within the meaning of the Applicable Securities Legislation, is made and 90% or more of the principal amount of all the debentures issued pursuant to the Indenture (other than debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the debentures issued pursuant to the Indenture.

AOG may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this Debenture to be paid for in Common Shares pursuant to the exercise by AOG of the Share Repayment Right by 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of AOG, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions that AOG may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Debentures, perform residency searches of holders of Debentures and beneficial holders of Debentures mailing address lists and take such other steps specified by AOG to determine or estimate as best possible the residence of the beneficial owners of Debentures.  If at any time the board of directors of AOG, in its sole discretion, determines that it is in the best interest of AOG, AOG may: (i) require the Debenture Trustee to refuse to accept a subscription for the Debentures from, or issue or register a transfer of Common Shares to, a person unless the person provides a declaration to AOG that the Debentures to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non resident of Canada; (ii) to the extent practicable in the circumstances, send a notice to registered holders of the Debentures which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such Debentures beneficially owned by non-residents of Canada or in such other manner as AOG may consider equitable and practicable, requiring them to sell their Debentures which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days.  If the holders of Debentures receiving such notice have not sold the specified number of such Debentures or provided AOG with satisfactory evidence that such Debentures are not beneficially owned by non-residents within such period, AOG may, on behalf of such registered holder of Debentures, sell such Debentures and, in the interim, suspend the rights attached to such Debentures; and (iii) take such other actions as the board of directors of AOG determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Debentures held by non-residents to ensure that AOG is not maintained primarily for the benefit of non-residents of Canada.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares, officers and directors of AOG or the trustee, manager and other agents of AOG in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as AOG with the approval of the Debenture Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture and the Supplemental Indenture.

IN WITNESS WHEREOF ADVANTAGE OIL & GAS LTD. has caused this Debenture to be signed by its authorized representatives as of the 9th day of July, 2009.

ADVANTAGE OIL & GAS LTD.

By:

Countersigned by:

COMPUTERSHARE TRUST COMPANY
OF CANADA, as Debenture Trustee

(FORM OF DEBENTURE TRUSTEE’S CERTIFICATE)

This Debenture is one of the 7.75% Extendible Unsecured Subordinated Debentures due November 1, 2004 (December 1, 2011, if extended) referred to in the Supplemental Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                                     , whose address and social insurance number, if applicable, are set forth below, this Debenture (or $                             principal amount hereof*) of ADVANTAGE OIL & GAS LTD. standing in the name(s) of the undersigned in the register maintained by AOG with respect to such Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:
Address of Transferee:
(Street Address, City, Province and Postal Code)
Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Debenture is transferable only in its entirety) to be transferred.

1.                                       The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.                                       The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1”
TO CDS GLOBAL DEBENTURE

ADVANTAGE OIL & GAS LTD.

7.75% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE NOVEMBER 1, 2004 (DECEMBER 1, 2011, IF EXTENDED)

Initial Principal Amount: $46,766,000	CUSIP/ISIN: 00765FAC5/CA 00765FAC55

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization